January 29, 2025

VIA E-mail

Matthew J. Carter, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006

         Re: CCS IX Portfolio Holdings, LLC
             File No. 000-56718

Dear Mr. Carter:
         On December 31, 2024, you filed a registration statement on Form 10 on behalf of CCS
IX Portfolio Holdings, LLC (the    Company   ). We have reviewed the
registration statement and
have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.
       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.
         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Mr. Matthew J. Carter, Esq.
January 29, 2025


REGISTRATION STATEMENT
Explanatory Note (page 1)
    1. Please include the following in the explanatory note, as applicable:
           a. The Company   s common stock is not currently listed on an
exchange, and it is
              uncertain whether a secondary market will develop;
           b. Repurchases of common stock by the Company, if any, are expected to be very limited;
           c. An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame;
           d. Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company;
           e. The Company intends to invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results; and
           f. The privately-held companies and below-investment-grade securities in which the
              Company will invest will be difficult to value and are illiquid.
   2.    Please confirm supplementally, if accurate, that the number    IX
as used in the
         Company name does not have any particular meaning in connection with the
         Company   s strategy.
   3. Given the lengthy discussion of risk factors that begins on page 25, please include at the beginning of the filing a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal risk factors.
Item 1. Business (page 3)
   4. Page 3 indicates that the Company intends to elect to be regulated as a BDC. Please disclose when election to be regulated as a BDC will be filed.
   5. The first sentence in the second paragraph on page 3 states that that the investment
         objective is to provide unitholders with    substantial current income
and long-term
         capital appreciation       Please disclose how the Company is defining
   substantial.
   6. The last sentence in the second paragraph on page 3 states that the Company may also
         invest in    other debt or equity securities.    Please clarify in
disclosure the nature of any
         such other debt or equity securities.
   7.    The third paragraph on page 3 states that the Company   s investment
objective is
         accomplished through, among other things,    originating investments
in what we believe
         to be middle-market companies with strong business fundamentals
Please briefly
         explain supplementally the use of the language    what we believe to
be    in this


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 Mr. Matthew J. Carter, Esq.
January 29, 2025


         sentence, and please clarify in disclosure how the Company is defining/considering strong business fundamentals.
    8. The sixth paragraph on page 3 indicates that the Company may form wholly-owned subsidiaries. To the extent that the Company will have primary control over any entities that primarily engage in investment activities in securities or other assets, please respond to the following comments:
           a. Disclose that such subsidiaries include entities that engage in investment activities in securities or other assets that are primarily controlled by the Company;
           b. Disclose that the Company complies with the provisions of the Investment
              Company Act governing investment policies (Section 8) on an aggregate basis with the subsidiary;
           c. Disclose that the Company complies with the provisions of the Investment
              Company Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary so that the Company
              treats the subsidiary   s debt as its own for purposes of Section
18;
           d. Disclose that any investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section
              15 as it applies through Section 59) as if it were an investment adviser to the
              Company under Section 2(a)(20) of the Investment Company Act;
           e. Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the subsidiary, if any;
           f. Disclose any of the subsidiary   s principal investment
strategies or principal risks
              that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary;
           g. Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Company. If not, please explain why not;
           h. Confirm in correspondence that the subsidiary and its board of directors will agree
              to inspection by the staff of the subsidiary   s books and
records, which will be
              maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder as modified by Section 64 of the 1940 Act;
           i. Confirm in correspondence that the wholly-owned subsidiary   s
management fee
              (including any performance fee), if any, will be included in Management Fees,
              and the wholly-owned subsidiary   s expenses will be included in
  Other
              Expenses    in the Company   s fee table, as appropriate; and
           j. Please disclose that the Company does not/does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly-owned by the
              Company.



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 Mr. Matthew J. Carter, Esq.
January 29, 2025


    9. Please reconcile the language in the "Base Management Fee" section on page 8 versus the language in the "Investment Advisory and Management Agreement" with respect to how the fee is calculated and payment frequency.
    10. Please confirm whether the Company will utilize leverage during the first year of investment operations.
Investment Strategy (pages 4-7)
    11. The first sentence under the    Investment Strategy    subheading on
page 4 indicates that
        the Company   s strategy will seek to generate    substantial current
income and
        meaningful long-term capital gains.    Please disclose how the Company
defines
           substantial    and    meaningful    in this context.
    12. The second sentence of the second paragraph under the    Investment
Strategy
        subheading on page 4 indicates that the Adviser   s strategy seeks to,
among other things,
           provide for enhanced controls       Please clarify in disclosure
what the Company means
        by    enhanced controls.
    13. Does the Company currently hold any investments, or intend to hold any investments, prior to effectiveness of the registration statement? Has the Company entered into, or does the Company intend to enter into, any warehousing transaction for purposes of establishing the initial investment portfolio of the Company?
Private Offering of Common Units (page 7)
    14. Will the terms of the Subscription Agreements referenced on page 7 materially differ depending on the investor? We may have further comments. Please also see Comment
        33 below.
Investment Advisory Agreement (page 8)
    15. The disclosure on page 8 under "Investment Advisory Agreement" states that the
        Company "intends" to enter into an advisory agreement with the Adviser. Please supplementally explain when the Company intends to enter into such an agreement. If the Company does not enter into such an agreement prior to offering shares, please supplementally explain how the Company will be managed.
    16. Please consider including a fee table that complies with the requirements of Form N-2.
    17. Please confirm in correspondence whether the Company has any incentive fee
        arrangements. If there is an incentive arrangement, please include details of the incentive compensation and include an example of how the calculations work.
Item 1A. Risk Factors (pages 25-52)
    18. Please ensure that each strategy disclosed in the Company   s principal
investment
        strategy is addressed in the principal risk section, and vice versa. Specifically, please be sure the following investment types, which appear to be addressed in the principal risk
        section, are also discussed in the Company   s principal strategy
section: floating rate
        debt; illiquid loans/securities; unrated/high-yield/junk debt; CLOs; covenant-lite loans;


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 Mr. Matthew J. Carter, Esq.
January 29, 2025


        first-lien senior secured loans/unitranche loans; syndicated loans; and debt of leveraged companies.
    19. Disclose the cost of    34 Act reporting as an additional risk, or
direct us to such
        disclosure.
    20. Please disclose how long it is expected to take to fully invest net proceeds in accordance
        with the Company   s investment objectives and policies, the reasons
for any anticipated
        lengthy delay in investing the net proceeds, and the consequences of any delay.
    21. Disclosure on page 42 references the use of credit derivatives. Please discuss the use of credit or other derivatives in the principal strategy section, including the extent to which any such derivatives may be used.
    22. Disclosure on page 44 indicates that the Company expects substantially all of its investments will involve loans and private securities. Please supplementally explain whether the Company will invest more than 15% of its assets in funds relying on the exclusions under Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act. We may have additional comments.
Item 4. Security Ownership of Certain Beneficial Owners and Management (page
56)
    23. Please revise the table on page 56 to include a column listing the class of security.
Item 5. Directors and Executive Officers (page 56)
    24. Disclosure on page 3 states that the Board consists of five directors, three of whom are independent. Please reconcile this with disclosure on page 56, which indicates that the
        Board consists of six members, five of whom are not    interested
persons.
Item 7. Certain Relationships and Related Transactions, and Director Independence (pages
61-62)
    25. Disclosure on page 62 references an Expense Support Agreement. Please consider disclosing an expense example that conforms to the requirements of Instruction 11 to
        Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.
    26. Please also provide examples demonstrating the operation of an incentive fee, and a graphical representation of the income-related portion of any incentive fee.

Item 15. Financial Statements and Exhibits (pages 69-70)
    27. Please provide a copy of the Company's bylaws.
    28. Please file finalized documents and agreements, rather than any    form
of    agreements.
    29. Please furnish all financial statements and supplementary financial information required by Regulation S-X at least 15 days prior to the Form 10's effectiveness to allow us enough time to review. Audited financial statements, supplemented by interim period financial statements, if required, should be dated within 135 days.





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 Mr. Matthew J. Carter, Esq.
January 29, 2025


    30. In an amendment, please include an estimate of organizational and offering costs incurred. In addition, please consider disclosing the accounting treatment for these costs that aligns with the disclosure in the notes to the financial statements.
    31. In connection with the First Amended and Restated Limited Liability Company
        Agreement included as Exhibit 3.3 (   LLC Agreement   ), please revise
the provision
        under Section 12.6(d) to state that the exclusive Delaware forum provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.
    32. In connection with Section 12.6(g) of the LLC Agreement, please confirm the following supplementally, and also make any related revisions to the disclosure, or otherwise explain how such terms comply with federal securities laws (e.g., Adviser's fiduciary duty, Reg F-D):
           a. The Adviser will not provide investors or others with information that would allow those investors to benefit at the Company's expense;
           b. The Company will not make selective disclosure of material information, including portfolio holdings of the Company.
    33. In connection with Section 12.6(j) of the LLC Agreement, and specifically the language
        referencing the Company   s ability to enter into side letters with
individual Members
        (   Other Agreement   ), please explain the following supplementally:
           a. How having subscription agreements and/or side letters with different terms would comply with Sections 18/61 under the 1940 Act (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends?);
           b. Whether different terms in any subscription agreement and/or side letter could have a material, negative effect on other Company investors;
           c. Whether the terms of different subscription agreements and/or side letters will be disclosed to all Company investors, and how they will be disclosed including the timing of such disclosure;
           d. Whether the terms of these subscription agreements and/or side letters include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and
           e. Whether the terms of these subscription agreements and/or side letters have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.
General Comments
    34. Response to this letter should be in the form of a pre-effective amendment filed under the
        Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made


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 Mr. Matthew J. Carter, Esq.
January 29, 2025


         in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.
      35. Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.
      36. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


                                       *   *    *   *     *   *

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(213) 320-8886 or brodskya@sec.gov.

                                                        Sincerely,

                                                        /s/ Aaron Brodsky

                                                        Aaron Brodsky
                                                        Attorney-Adviser

cc:     Thankam Varghese, Branch Chief
        Michael Spratt, Assistant Director





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